July 3, 2007

Mail Stop 4561

Mr. John G. Demeritt
Chief Financial Officer
Franklin Street Properties Corp.
401 Edgewater Place, Suite 200
Wakefield, MA 01880

Re: Franklin Street Properties Corp.
        Form 10-K for the year ended December 31, 2006
        Filed February 23, 2007
        File No. 1-32470

Dear Mr. Demeritt:

        We have reviewed your response letter dated June 28, 2007 and have the
following additional comments. In our comments we ask you to provide us with
information so we may better understand your disclosure. After reviewing this
information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

General

1.   Please provide the acknowledgements that are requested at the end of this letter
        on the Company's letterhead.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 24

2.   We have read your proposed disclosure provided in response to the prior
        comment. Considering that you have identified AFFO as your segment measure,
        please advise us and expand your proposed disclosure to clearly demonstrate why

contribution is useful to investors. Refer to Question 20 of *Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures*.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Rachel Zablow, Staff Accountant at (202) 551-3428 or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

Kevin Woody
Accounting Branch Chief